Exhibit 99.5

Press Contact:
Rhiannon Staples
NICE Actimize
+1-212-994-3878
rhiannon.staples@actimize.com

Investors:
Daphna Golden
NICE Systems Ltd.
+1-877-245-7449
daphna.golden@nice.com

NICE Actimize Expands Enterprise Financial Crime Management Partnership with FIS to Include Employee Fraud Detection

One of the industry’s largest service providers integrating the Actimize Employee Fraud solution within core processing systems to enable quick rollout to expansive customer base

NEW YORK – October 14, 2010 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced that it has expanded its partnership with FIS (NYSE:FIS) to also provide employee fraud detection capabilities.  FIS will augment its enterprise financial crime solutions by integrating the Actimize Employee Fraud solution within its core processing systems and across its expansive customer base.  This adds to the companies’ existing partnership with respect to enterprise financial crime management.

The joint offering from FIS and NICE Actimize enables financial institutions to integrate enterprise financial crime services to create a single financial crime integration hub, including with other third-party fraud management solutions. Once integrated, institutions can apply advanced analytics and business-rule processing to optimally leverage internal resources and control costs, as well as minimize losses and risk exposure.

“NICE Actimize and FIS are successfully deploying solutions to help banks in their efforts to detect and prevent financial crime,” said Kay Nichols, executive vice president, FIS.  “Banks are under immense pressure and they consistently turn to their processors for help.  We have more than 8,500 financial institutions relying on FIS fraud and risk services across checking, credit, debit and item processing. With our expanding partnership with NICE Actimize, we are prepared to offer customers the next generation of financial crime protection.”

Banks of all sizes are being confronted with new types of fraud and other financial crime activities on a daily basis, and regulator interest in insider threats is at an all time high. In the past, fraud criminals typically specialized in a single channel (e.g., credit card fraud, online banking fraud), but now high loss fraud events increasingly incorporate multiple channels from both inside and outside the bank. The Actimize enterprise-wide fraud suite enables fraud protection across a variety of channels, including cards, remote banking (online, mobile phone, phone), deposit, electronic payments and more.  Additionally, NICE Actimize’s solutions help with the monitoring of many types of potentially suspicious employee behavior by providing alerts and aiding investigators in follow-up research and reporting.

“FIS is one of the largest and most trusted service providers to the financial services industry,” said Yaron Hertz, vice president of business development at NICE Actimize.  “Our existing relationship with FIS has been very successful and we are very happy to expand our strategic business partnership, to include employee fraud detection.  FIS has broad reach across the financial services industry and through this partnership NICE Actimize can more quickly and effectively reach smaller and mid-sized firms than if we were to approach the market directly.”

NICE Actimize, a NICE Systems company, is the world’s largest and broadest financial crime, risk and compliance solutions provider.  The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world’s largest financial institutions, including all of the top 10 banks, the company’s solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About FIS
FIS (NYSE: FIS) ranks among the largest global providers of banking and payments technologies. With a 45-year history deeply rooted in the financial services sector, FIS has expanded substantially to serve more than 14,000 organizations in the financial services, healthcare, government and retail industries in over 100 countries. Headquartered in Jacksonville, Fla., FIS employs more than 30,000 people worldwide and holds leadership positions in payment processing, core banking solutions and risk-management services in multiple markets and geographies. FIS is a member of Standard & Poor’s 500® Index and consistently holds a leading ranking in the annual FinTech 100 list. For more information about FIS, visit http://www.fisglobal.com.

About NICE Systems
NICE Systems is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.
Trademark Note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.